As filed with the Securities and Exchange Commission on May 7, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(AMENDMENT NO. 2)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE

TRUST INDENTURE ACT OF 1939

Portatel del Sureste , S.A. de C.V. (the “Applicant”)

Montes Urales No. 460

Colonia Lomas de Chapultepec

Delegación Miguel Hidalgo, 11000

México, D.F.

(Address of principal executive offices)

Securities Issued Under the Indentures Qualified

Title of Class	Amount
Guarantee of Senior Floating Rate First Lien Notes due 2011	U.S.$170,824,505

Guarantee of 10.000% Senior Subordinated Second Lien Notes due 2012	U.S.$212,671,520

Date of public offering: November 29, 2007.

Name and address of agent for service:

James Heaney

Law Debenture Corporate Services

400 Madison Avenue, 4th Floor

New York, NY 10017

(212) 750-6474

With a copy to:

Carlos E. Martinez, Esq.

Proskauer Rose LLP

1585 Broadway

New York, NY 10036

(212) 969-3000

EXPLANATORY NOTE

This Amendment No. 2 to Form T-3 (this “Amendment”) is being filed solely to amend and restate Item 3, “Affiliates” in the Form T-3/A filed on November 21, 2007 (the “Application”). This Amendment is not intended to amend or delete any other part of the Application.

3.	Affiliates.

(a) The Applicant is a wholly-owned subsidiary of Grupo Portatel, S.A. de C.V. Grupo Portatel, S.A. de C.V. is a wholly-owned subsidiary of Grupo Iusacell Cellular, S.A. de C.V. (“Iusacell Celular”). Iusacell Celular is a wholly-owned subsidiary of Grupo Iusacell, S.A.B. de C.V. (“Grupo Iusacell”). The principal shareholder of Grupo Iusacell is MóvilAccess, S.A. de C.V., a Mexican telecommunications company and a subsidiary of Grupo Móvil Access, S.A. de C.V. MóvilAccess, S.A. de C.V., Grupo Móvil Access, S.A. de C.V., Grupo Elektra S.A. de C.V., an electronic appliance retailer, and TV Azteca, S.A. de C.V., a Mexican television network, are all part of a group of companies that are either controlled or subject to significant influence, directly or indirectly, by Mr. Ricardo B. Salinas Pliego.

The following table shows Grupo Iusacell’s active direct and indirect subsidiaries, their principal lines of business, their countries of incorporation and the percentages of Grupo Iusacell’s ownership interest and voting power as of March 31, 2008:

Subsidiary	Line of Business	Country of Incorporation	% direct and indirect economic interest	% direct and indirect voting interest
Grupo Iusacell Celular, S.A. de C.V.	Operating cellular	Mexico	100.0	100.0
Iusacell PCS, S.A. de C.V.	Regions 1 and 4 PCS	Mexico	100.0	100.0
Iusacell PCS de México, S.A. de C.V.(1)	Regions 2, 3, 5, 6, 7, 8 and 9 PCS	Mexico	100.0	100.0
Iusacell Infraestructura, S.A. de C.V.	Microwave financing	Mexico	100.0	100.0
Iusacell Arrendadora, S.A. de C.V.	Leasing	Mexico	100.0	100.0
Teleactivos, S.A. de C.V.(7)	Call Center Services	Mexico	100.0	100.0
SOS Telecomunicaciones, S.A. de C.V.(2)	Region 9 cellular	Mexico	100.0	100.0
Comunicaciones Celulares de Occidente, S.A. de C.V.(3)	Region 5 cellular	Mexico	100.0	100.0
Sistemas Telefónicos Portátiles Celulares, S.A. de C.V.(2)	Region 6 cellular	Mexico	100.0	100.0
Telecomunicaciones del Golfo, S.A. de C.V. (2)	Region 7 cellular	Mexico	100.0	100.0
Iusacell, S.A. de C.V.(2)	Sales and marketing	Mexico	100.0	100.0
Sistecel, S.A. de C.V.(2)	Administrative services	Mexico	100.0	100.0
Iusatel, S.A. de C.V.(2)	Long distance and fixed local wireline services	Mexico	100.0	100.0
Iusatel USA, Inc.(4)	Long distance U.S.	United States	100.0	100.0
Iusatelecomunicaciones, S.A. de C.V.(2)	Local wireless	Mexico	100.0	100.0

Punto-a-Punto Iusacell, S.A. de C.V.(2)	Microwave transmission	Mexico	100.0	100.0
Infotelecom, S.A. de C.V.(2)	Paging	Mexico	51.0	51.0
Inmobiliaria Montes Urales 460, S.A. de C.V.(2)	Real estate	Mexico	100.0	100.0
Iusanet, S.A. de C.V.(2)	Data Transfer Services	Mexico	100.0	100.0
Editorial Celular, S.A. de C.V.(2)	Publishing	Mexico	40.0	40.0
Grupo Portatel, S.A. de C.V.(2)	Holding company for Portatel del Sureste, S..A. de C.V.	Mexico	100.0	100.0
Portatel del Sureste, S.A. de C.V.(5)	Region 8 cellular	Mexico	100.0	100.0
Mexican Cellular Investments, Inc.(2)	Holding company for Comunicaciones Celulares de Occidente, S.A. de C.V.	United States	100.0	100.0
Azteca Movil, S.A. de C.V.(2)	Holding company for Mobile Azteca, S.A. de C.V. and Azteca Mobile LLC	Mexico	50.0	50.0
Mobile Azteca, S.A. de C.V.(6)	Sales and Marketing	Mexico	49.5	49.5
Azteca Mobile LLC(6) (9)	Reseller of telecommunications services	United States	50.0	50.0
Unefon, S.A. de C.V.	Holding Company	Mexico	100.0	100.0
Operadora Unefon, S.A. de C.V. (7)	Regions 1 to 9 PCS and Long Distance	Mexico	100.0	100.0
Telecomunicaciones Unefon, S.A. de C.V. (7)	Infrastructure Services	Mexico	100.0	100.0
Frecuencia Movil, S.A. de C.V. (7)	Capacity Provision (38 GHz)	Mexico	100.0	100.0
Unefrecuencias, S.A. de C.V. (8)	Capacity Provision (7 GHz)	Mexico	100.0	100.0

(1)	Held through Iusacell PCS, S.A. de C.V.
(2)	Held through Grupo Iusacell Celular, S.A. de C.V.
(3)	Held through Grupo Iusacell Celular, S.A. de C.V. and Mexican Cellular Investments, Inc.
(4)	Held through Iusatel, S.A. de C.V.
(5)	Held through Grupo Portatel, S.A. de C.V.
(6)	Held through Azteca Movil, S.A. de C.V.
(7)	Held through Unefon, S.A. de C.V.
(8)	Held through Operadora Unefon, S.A. de C.V.
(9)	Subject to prior U.S. regulatory approval.

(b) See Item 4 in Application for “Directors and Executive Officers” of Applicant as of the date hereof.

(c) See Item 5 in Application for “Principal Owners of Voting Securities” of Applicant as of March 31, 2008.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Portatel del Sureste, S.A. de C.V., a sociedad anónima de capital variable (corporation) organized and existing under the laws of Mexico, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in Mexico City, Mexico, on the 7th day of May, 2008.

Portatel del Sureste, S.A. de C.V.

By:	/s/ Fernando José Cabrera García
Fernando José Cabrera García
Attorney-in-fact

By:	/s/ Jorge Carlos Narváez Mazzini
Jorge Carlos Narváez Mazzini
Attorney-in-fact

EXHIBIT LIST

(i)	Exhibit T3A. – The information required under Exhibit T3A for the Applicant is contained in the bylaws of the Applicant;*

(ii)	Exhibit T3B. – A translation of the bylaws of the Applicant;*

(iii)	Exhibit T3C-1. – A copy of the form of First Lien Notes Indenture;*

(iv)	Exhibit T3C-2. – A copy of the form of Second Lien Notes Indenture;*

(v)	Exhibit T3D-1. – A translation of the Mexican Court’s resolution dated June 28, 2007 approving the terms and conditions described in item 2;*

(vi)	Exhibit T3D-2. – A translation of the Mexican Court’s resolution dated July 17, 2007 correcting a mathematical calculation made in the preamble of the Mexican Court’s resolution dated June 28, 2007;*

(vii)	Exhibit T3D-3. – A translation of the Mexican Court’s resolution dated August 3, 2007 declaring that the terms and conditions described in item 2 are no longer subject to appeal;*

(viii)	Exhibit T3E-1. – A translation of abstract of contents of the Insolvency Declaration registered with the Public Registry of Property and Commerce published in the Federal Official Gazette (Diario Oficial de la Federación) on October 30, 2006 and October 31, 2006;*

(ix)	Exhibit T3E-2. – A translation of abstract of contents of the Insolvency Declaration registered with the Public Registry of Property and Commerce published in the El Universal on October 30, 2006 and October 31, 2006;*

(x)	Exhibit T3E-3. – A translation of proposed convenio concursal dated December 4, 2006;*

(xi)	Exhibit T3E-4. – A translation of form of proof of receipt by creditors of proposed convenio concursal dated February 14, 2007;* and

(xii)	Exhibit T3F. – Cross reference sheet showing the location in each of the First Lien Notes Indenture and Second Lien Notes Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C-1 and Exhibit T3C-2, respectively).*

*	Previously filed.